Mail Stop 0306


March 11, 2005



Via Facsimile and U.S. Mail

Mr. Don R. Madison
Vice President and Chief Financial Officer
Powell Industries, Inc.
8550 Mosley Drive
Houston, TX  77075-1180


	Re:	Powell Industries, Inc.
		Form 10-K for the fiscal year ended October 31, 2004
			Filed January 31, 2005
		Form 8-K dated December 15, 2004
		File No. 001-12488

Dear Mr. Madison:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Year Ended October 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation - Page 11

Year Ended October 31, 2004 Compared with Year Ended October 31,
2003
- Page 12

1. Revise future filings to discuss and quantify the effects of changes in volume and pricing on your results of operations. We note that your revenues have been declining, and you attribute part of this to "competitive pricing." In addition, in your discussion of net income, you attribute the declined net income to "lower business volume" and "depressed market price levels." Refer to Item 303(A)(3)(iii) of Regulation S-K.

Contractual Obligations - Page 17

2. In future filings please provide the disclosures required by Item
303(a)(5) of Regulation S-K for each of the specified categories.

Item 8.  Financial Statements and Supplementary Data - Page 23

Note B - Summary of Significant Accounting Policies - Page 30

3. We note that you classify all costs and estimated earnings in excess of billings on uncompleted contracts as current on your balance sheet. You state that you do this based on the operating cycle concept. Tell us why you believe your operating cycle is greater than 12 months. We note that you offer various products and services, and it appears that the operating cycle can vary significantly among these offerings. Tell us why you believe you have a clearly defined operating cycle that supports the classification of items that will not be recovered in the next twelve months as a current asset. Cite the accounting literature upon which you relied.

4. Please tell us and disclose in future filings the accounting literature you relied upon in determining your revenue recognition policies. Tell us the basis under U.S. GAAP for recording revenues under both the completed contract and percentage of completion methods, depending upon the duration and scope of the project.

Note G - Long-Term Debt - Page 41

5. We note per the statement of cash flows on page 29 that you have historically entered into interest rate swap agreements. Tell us whether you currently have any outstanding interest rate hedging agreements. Revise future filings as necessary to disclose information on these derivatives in accordance with Rule 4-08(n) of
Regulation S-X and paragraphs 44-45 of SFAS No. 133.

Note L - Business Segments - Page 46

6. Revise future filings to provide a reconciliation of the total reportable segment identifiable tangible assets to the total consolidated assets presented on the balance sheet. Refer to paragraph 32(c) of SFAS No. 131.

Form 8-K dated December 15, 2004

7. We note that you present a non-GAAP financial measure of free cash flow. Revise future filings to explain in greater detail why the non-GAAP measure is useful to an investor in accordance with Item 10(e)(i) of Regulation S-K. Your discussion should address the item that is being excluded in your non-GAAP financial measure as well how your management uses the non-GAAP financial measure. Refer to question 8 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures.


* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861. In this regard, do not hesitate to contact Daniel Gordon, the Branch Chief, at (202) 942-2813.


					Sincerely,


					Kate Tillan
					Reviewing Accountant


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Mr. Don R. Madison
Powell Industries, Inc.
March 11, 2005
Page 1